Exhibit 12 (b)
General Electric Capital Corporation and consolidated affiliates Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2004	2003	2002	2001	2000

Net earnings	$8,034	$6,893	$5,490	$5,902	$4,289
Provision for income taxes	1,593	1,590	960	1,734	1,555
Minority interest	359	84	95	84	86
Earnings before income taxes and minority interest	9,986	8,567	6,545	7,720	5,930

Fixed charges:
Interest	11,131	10,037	9,686	10,261	10,763
One-third of rentals	320	288	316	324	381
Total fixed charges	11,451	10,325	10,002	10,585	11,144

Less interest capitalized, net of amortization	(37)	(23)	(38)	(88)	(121)
Earnings before income taxes and minority interest, plus fixed charges	$21,400	$18,869	$16,509	$18,217	$16,953

Preferred stock dividend requirements	$45	$41	$57	$80	$126
Ratio of earnings before provisions for income taxes to net earnings	1.20	1.23	1.17	1.29	1.36

Preferred stock dividend factor on pre-tax basis	54	50	67	103	171
Fixed charges	11,451	10,325	10,002	10,585	11,144
Total fixed charges and preferred stock dividend requirements	$11,505	$10,375	$10,069	$10,688	$11,315
Ratio of earnings to combined fixed charges and preferred stock dividends	1.86	1.82	1.64	1.70	1.50